UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 33

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VULCAN MATERIALS COMPANY

(Name of Subject Company (Issuer))

MARTIN MARIETTA MATERIALS, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

929160109

(CUSIP Number of Class of Securities)

Roselyn R. Bar

Senior Vice President, General Counsel & Corporate Secretary

2710 Wycliff Road

Raleigh, NC 27607

(919) 781-4550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Peter Allan Atkins

Eric L. Cochran

Ann Beth Stebbins

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,546,550,385	$521,034.68

(1)	Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the sum of (A) the transaction valuation set forth on the cover page of the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 12, 2011 and (B) the transaction valuation with respect to an additional 228,558 shares of Vulcan Materials Company common stock, representing an increase in the number of outstanding shares of Vulcan Materials Company common stock and shares of Vulcan Materials Company common stock issuable upon the exercise of outstanding stock options and other awards under equity compensation plans, in each case, as reported in Vulcan’s Annual Report on Form 10-K filed on February 29, 2012. The transaction valuation with respect to the additional shares of Vulcan Materials Company common stock is equal to the product of (i) 228,558 shares of Vulcan Materials Company common stock (the applicable additional shares of Vulcan Materials Company common stock, calculated as the difference between (a) 136,714,831 shares of Vulcan Materials Company common stock (129,246,844 shares of outstanding Vulcan Materials Company common stock and 7,468,987 shares of Vulcan Materials Company common stock issuable upon the exercise of outstanding stock options and other awards under equity compensation plans, in each case, as reported in Vulcan’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, less 1,000 shares of Vulcan Materials Company common stock owned by Martin Marietta Materials, Inc. and its affiliates), less (b) 136,486,273 shares of Vulcan Materials Company common stock as calculated in Martin Marietta’s Registration Statement on Form S-4 (File No. 333-178432) (“Form S-4”) filed on December 12, 2011), and (ii) the average of the high and low sales prices of Vulcan Materials Company common stock as reported on the New York Stock Exchange on March 15, 2012 ($45.63).
(2)	The amount of filing fee as calculated in accordance with Rule 0-11(a)(2) under the Securities Act of 1934, as amended, equals $114.60 per $1,000,000 of the value of the transaction. The filing fee set forth in the table above consists of (a) $519,839.50 paid for the first $4,536,121,283 of the estimated transaction value (paid with respect to 68,243,137 shares of Martin Marietta Materials, Inc. common stock in connection with the original filing of the Form S-4 filed on December 12, 2011) and (b) $1,195.18 paid for the additional $10,429,102 of the estimated transaction value (paid with respect to an additional 114,279 shares of Martin Marietta Materials, Inc. common stock in connection with Amendment No. 3 to Form S-4 filed on March 19, 2012).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $521,034.68	Filing Party: Martin Marietta Materials, Inc.
Form or Registration No.: Form S-4 (File No. 333-178432)	Date Filed: December 12, 2011; March 19, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 33 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2011, as amended by Amendment No. 1 thereto filed on December 12, 2011, Amendment No. 2 thereto filed on December 13, 2011, Amendment No. 3 thereto filed on December 15, 2011, Amendment No. 4 thereto filed on December 19, 2011, Amendment No. 5 thereto filed on December 20, 2011, Amendment No. 6 thereto filed on December 22, 2011, Amendment No. 7 thereto filed on January 4, 2012, Amendment No. 8 thereto filed on January 4, 2012, Amendment No. 9 thereto filed on January 5, 2012, Amendment No. 10 thereto filed on January 6, 2012, Amendment No. 11 thereto filed on January 10, 2012, Amendment No. 12 thereto filed on January 11, 2012, Amendment No. 13 thereto filed on January 12, 2012, Amendment No. 14 thereto filed on January 19, 2012, Amendment No. 15 thereto filed on January 20, 2012, Amendment No. 16 thereto filed on January 23, 2012, Amendment No. 17 thereto filed on January 24, 2012, Amendment No. 18 thereto filed on February 8, 2012, Amendment No. 19 thereto filed on February 10, 2012, Amendment No. 20 thereto filed on February 14, 2012, Amendment No. 21 thereto filed on February 21, 2012, Amendment No. 22 thereto filed on March 20, 2012, Amendment No. 23 thereto filed on March 28, 2012, Amendment No. 24 thereto filed on March 29, 2012, Amendment No. 25 thereto filed on April 2, 2012, Amendment No. 26 thereto filed on April 3, 2012, Amendment No. 27 thereto filed on April 9, 2012, Amendment No. 28 thereto filed on April 16, 2012, Amendment No. 29 thereto filed on April 26, 2012, Amendment No. 30 thereto filed on May 1, 2012, Amendment No. 31 thereto filed on May 2, 2012 and Amendment No. 32 thereto filed on May 7, 2012 (as amended, the “Schedule TO”), by Martin Marietta Materials, Inc. (“Martin Marietta”), a North Carolina corporation, relating to the third party tender offer by Martin Marietta to exchange each of the issued and outstanding shares of common stock, par value $1.00 per share (the “Vulcan common stock”), of Vulcan Materials Company (“Vulcan”), a New Jersey corporation, for 0.50 shares of the common stock, par value $0.01 per share, of Martin Marietta (together with the associated preferred stock purchase rights) (the “Martin Marietta common stock”), upon the terms and conditions set forth in (1) the prospectus/offer to exchange, dated December 12, 2011 (as amended, the “Offer to Exchange”) and (2) the related Letter of Transmittal (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”). Capitalized terms used and not otherwise defined in this Amendment to the Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Exchange.

Martin Marietta has filed Amendment No. 3 to its Registration Statement on Form S-4 (File No. 333-178432), of which the Offer to Exchange forms a part.

ITEMS 1 THROUGH 9, AND ITEM 11.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

Martin Marietta is filing this amendment to the Schedule TO to report its termination of the Offer pursuant to the final order entered by the Court of Chancery of the State of Delaware in connection with the matter Martin Marietta Materials, Inc. v. Vulcan Materials Co., C.A. No. 7102-CS (Del. Ch.). Martin Marietta has not accepted any shares of Vulcan common stock tendered in the Offer and has instructed the Exchange Agent to promptly return any tendered shares of Vulcan common stock to the tendering shareholders.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(ZZ)	Press Release dated May 14, 2012 (incorporated by reference to Martin Marietta’s 8-K filing on May 14, 2012)

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MARTIN MARIETTA MATERIALS, INC.

By:	/s/ Roselyn R. Bar
Name:	Roselyn R. Bar
Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: May 15, 2012

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to the Martin Marietta Registration Statement on Form S-4 filed on December 12, 2011)

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Martin Marietta Registration Statement on Form S-4 filed on December 12, 2011)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Martin Marietta Registration Statement on Form S-4 filed on December 12, 2011)

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Martin Marietta Registration Statement on Form S-4 filed on December 12, 2011)

(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the Martin Marietta Registration Statement on Form S-4 filed on December 12, 2011)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Offer to Exchange (incorporated by reference to Martin Marietta’s Amendment No. 3 to its Registration Statement on Form S-4 filed on March 19, 2012)

(a)(5)(A)	Press Release dated December 12, 2011 (incorporated by reference to Martin Marietta’s 8-K filing on December 12, 2011)

(a)(5)(B)	Proposal Letter dated December 12, 2011, from C. Howard Nye to Donald M. James (incorporated by reference to Martin Marietta’s 8-K filing on December 12, 2011)

(a)(5)(C)	Transcript of video recording made available on the Martin Marietta website for the proposed business combination (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(D)	Transcript of video recording made available to Martin Marietta employees on December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(E)	Communication sent to Martin Marietta employees on December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(F)	Communication sent to certain Martin Marietta suppliers beginning December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(G)	Communication sent to certain government officials beginning December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(H)	Communication sent to certain Martin Marietta business partners beginning December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(I)	Communication sent to certain Martin Marietta managers on December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(J)	Communication sent to certain Martin Marietta customers beginning on December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(K)	Content from the Martin Marietta website for the proposed business combination (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(L)	Investor Presentation, dated December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 12, 2011)

(a)(5)(M)	Transcript of investor conference call held on December 12, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 13, 2011)

(a)(5)(N)	Form of Summary Advertisement published in the Wall Street Journal on December 13, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 13, 2011)

(a)(5)(O)	Form of Letter Agreement dated December 15, 2011 (incorporated by Reference to Martin Marietta’s 8-K filing on December 15, 2011)

(a)(5)(P)	Press release dated December 17, 2011 regarding a letter sent from C. Howard Nye to Vulcan Materials Company’s Board of Directors on December 17, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 19, 2011)

(a)(5)(Q)	Statement of Martin Marietta Materials, Inc. made on December 20, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 20, 2011)

(a)(5)(R)	Press release dated December 22, 2011 (incorporated by reference to Martin Marietta’s Rule 425 filing on December 22, 2011)

(a)(5)(S)	Transcript of video recording made available to Martin Marietta employees on January 3, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on January 3, 2012)

(a)(5)(T)	Communiation points sent to certain Martin Marietta managers on January 4, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on January 4, 2012)

(a)(5)(U)	Press release dated January 5, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on January 5, 2012)

(a)(5)(V)	Communication sent to certain Vulcan Materials Company shareholders on January 6, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on January 6, 2012)

(a)(5)(W)	Press release dated January 10, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on January 10, 2012)

(a)(5)(X)	Investor Presentation dated January 10, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing dated January 10, 2012)

(a)(5)(Y)	Transcript of investor conference call held on January 10, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing dated January 11, 2012)

(a)(5)(Z)	Press release dated January 11, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on January 11, 2012)

(a)(5)(AA)	Presentation dated January 11, 2012 (incorporated by reference to Martin Marietta’s Rules 425 filing on January 11, 2012)

(a)(5)(BB)	Transcript of presentation given on January 11, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing dated January 12, 2012)

(a)(5)(CC)	Statement of Martin Marietta Materials, Inc. (incorporated by reference to Martin Marietta’s Rule 425 filing on January 19, 2012)

(a)(5)(DD)	Statement of Martin Marietta Materials, Inc. (incorporated by reference to Martin Marietta’s Rule 425 filing on January 20, 2012)

(a)(5)(EE)	Press Release dated January 24, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on January 24, 2012)

(a)(5)(FF)	Earnings release issued by Martin Marietta Materials, Inc. on February 7, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on February 8, 2012)

(a)(5)(GG)	Excerpts from transcript of earnings release conference call held on February 7, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on February 8, 2012)

(a)(5)(HH)	Press Release dated February 14, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing dated February 14, 2012)

(a)(5)(II)	Investor Presentation dated February 21, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing dated February 21, 2012)

(a)(5)(JJ)	Press Release dated February 21, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing dated February 21, 2012)

(a)(5)(KK)	Investor Presentation dated March 28, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on March 28, 2012)

(a)(5)(LL)	Excerpts from transcript of investor presentation given on March 28, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on March 29, 2012)

(a)(5)(MM)	Statement of Martin Marietta Materials, Inc. made on April 2, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on April 2, 2012)

(a)(5)(NN)	Letter to Vulcan Materials Company, dated April 3, 2012 (incorporated by reference to Martin Marietta’s 8-K filing on April 3, 2012)

(a)(5)(OO)	Letter to Vulcan Materials Company, dated April 9, 2012 (incorporated by reference to Martin Marietta’s 8-K filing on April 9, 2012)

(a)(5)(PP)	Letter to the shareholders of Vulcan Materials Company, dated April 16, 2012 (incorporated by reference to Martin Marietta’s 8-K filing on April 16, 2012)

(a)(5)(QQ)	Press Release dated April 26, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on April 26, 2012)

(a)(5)(RR)	Letter to the shareholders of Vulcan Materials Company, dated April 26, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on April 26, 2012)

(a)(5)(SS)	Content from the Martin Marietta website for the proposed business combination (incorporated by reference to Martin Marietta’s Rule 425 filing on May 1, 2012)

(a)(5)(TT)	Press Release dated May 1, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on May 1, 2012)

(a)(5)(UU)	Investor Presentation dated May 1, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on May 1, 2012)

(a)(5)(VV)	Excerpts from transcript of earnings release conference call held on May 1, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on May 2, 2012)

(a)(5)(WW)	Statement of Martin Marietta made on May 4, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on May 7, 2012)

(a)(5)(XX)	Press Release dated May 7, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on May 7, 2012)

(a)(5)(YY)	Communication sent to Martin Marietta employees on May 7, 2012 (incorporated by reference to Martin Marietta’s Rule 425 filing on May 7, 2012)

(a)(5)(ZZ)	Press Release dated May 14, 2012 (incorporated by reference to Martin Marietta’s 8-K filing on May 14, 2012)

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable